UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING


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                                              | SEC File Number:|
                                              | 019746          |
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                                              | CUSIP Number:   |
                                              | 279218 10 1     |
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(Check One):  |X| Form 10-K and Form 10-KSB  | | Form 20-F  | | Form 11-K
              | | Form 10-Q and Form 10-QSB  | | Form N-SAR
              For Period Ended:  June 30, 1998

              | | Transition Report on Form 10-K
              | | Transition Report on Form 20-F
              | | Transition Report on Form 11-K
              | | Transition Report on Form 10-Q
              | | Transition Report on Form N-SAR
              For the Transition Period Ended:______________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

     EcoScience Corporation
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Former Name if Applicable:

     n/a
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Address of Principal Executive Office (Street and Number):

     10 Alvin Court
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City, State and Zip Code:

     East Brunswick, New Jersey 08816
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     EcoScience Corporation (the "Company") has recently held a Special Shareholders Meeting to approve the merger of the Company with Agro Power Development, Inc. and has been primarily focused on the closing of this merger transaction. Consequently, the Company has not yet finalized its Form 10-K for the fiscal year ended June 30, 1998. The Company will file its Form 10-K within the time permitted pursuant to the extension granted upon the filing of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Harold A. Joannidi  (732)           432-8200
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    (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.
                                                     /X/ Yes     / / No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     /X/ Yes      / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       EXPLANATION OF ANTICIPATED CHANGE

     The Company expects to report a net loss of approximately $967,000 or $.09 per share for the fiscal year ended June 30, 1998, as compared to net income of approximately $385,000 or $.04 per share for the fiscal year ended June 30, 1997. The approximately $1.3 million decrease in income in the fiscal year ended June 30, 1998 is primarily attributable to lower gross profits of approximately $417,000, increased selling and marketing expenses of approximately $480,000, increased general and administrative expenses of approximately $156,000 and the fact that in the fiscal year ended June 30, 1997 there was a non-recurring reversal of certain accrued restructuring costs of approximately $377,000.

     The lower gross profits are primarily due to certain competitive factors, a change in product mix and a delay in shipment and installation of large equipment orders as a result of a fire at a major supplier, Aweta B.V., in April 1998. The increase in selling and marketing expenses was primarily the result of the introduction of new product lines and costs incurred to try to gain additional market penetration. General and administrative costs increased primarily due to increased personnel costs, foreign currency losses, and the recognition of increased credit risks associated with the expansion into new markets and increased sales.


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                           ECOSCIENCE CORPORATION
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                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 29, 1997       By:  /s/ Harold A. Joannidi
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                                     Harold A. Joannidi, Treasurer
                                       and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.